Exhibit 99.1

Titan Medical Continues to Market Offering of Units

TORONTO--(BUSINESS WIRE)--September 24, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (Nasdaq:TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announced Monday, September 23, 2019 that it had filed and been receipted for a preliminary short form prospectus (the “Preliminary Prospectus”) with securities regulators in the provinces of Ontario, British Columbia and Alberta. Titan had also filed a corresponding registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission under the U.S.-Canada Multijurisdictional Disclosure System.

Further to last night’s press release, the Company has switched from an overnight marketed offering to a fully marketed offering. In consultation with its financial advisors, the Company expects to price the offering no later than September 27, 2019. The Preliminary Prospectus has been filed on SEDAR and the Registration Statement has been filed on www.sec.gov.

Pursuant to the terms set forth in the Preliminary Prospectus and the Registration Statement, it is expected that closing of the Offering will occur on or about October 8, 2019, or such other date or dates as the Company and the agent may agree.

About Titan

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the closing date of the Offering, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com